Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
PSIVIDA LIMITED

ABN
78 009 232 026

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted Options (1) Unquoted Options (2) Unquoted Employee Options (3)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	115,000 (1) 200,000 (2) 4,452,000 (3)

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
Options expiring 31 December 2008 exercisable at $0.80 each (1) Options expiring 31 December 2008 exercisable at $1.02 each (2) Options expiring 31 March 2010 exercisable at $0.80 each (ESOP) (3)

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•  the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
All fully paid ordinary shares issued on the exercise of the options will rank equally in all respects with the Company’s then issued fully paid ordinary shares. (1), (2) & (3)

5	Issue price or consideration	Nil (1), (2) & (3)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
Options issued to US firms assisting with investor relations and promotion of the company in the US (1).

Options issued to US partner firm investigating and evaluating out-licensing opportunities for BioSiliconTM with an emphasis on tissue engineering, wound management and orthopaedics (2).

2,482,000 Options issued to 21 UK based staff under the Inland Revenue approved option scheme, including 1,200,000 options, vesting over three years issued to Dr Mark Parry-Billings on his appointment as Research and Development Director; 720,000 Options to 13 Australian and Singapore based staff and consultants under the ESOP; 1,250,000 Options to Directors or director related entities and will be subject to shareholder approval at the next annual general or general meeting of shareholders These Options are subject to a 12 month vesting period and satisfaction of milestones on individual awards in order to continue to attract and retain the highest calibre people. (3).

7	Dates of entering +securities into uncertificated holdings or despatch of certificate	22 April 2005

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	214,789,554	Ordinary Fully Paid Shares 24,608,065 Ordinary Fully Paid Shares subject to voluntary escrow period ending 5th August 2005.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	4,522,612	Ordinary Fully Paid Shares subject to ASX imposed escrow ending 5th August 2005.
		4,395,000	Option expiring 31 December 2007 exercisable at $0.61 each (ESOP).
		2,050,000	Option expiring 5 August 2008 exercisable at $1.09 each.
		9,214,537	Option expiring 5 August 2009 exercisable at $1.18 each (ESOP).
		115,000	Option expiring 31 December 2008 exercisable at $0.80 each.
		200,000	Option expiring 31 December 2008 exercisable at $1.02 each.
		4,452,000	Option expiring 31 December 2010 exercisable at $0.80 each (ESOP).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.
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New issue announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☒	Securities described in Part 1
(b)	☐
All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.
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New issue announcement

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•  the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

•
An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	22 April 2005
(Director/Company secretary)

Print name:	Aaron Finlay

+ See chapter 19 for defined terms.
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